Exhibit 17.1

To:	the company secretary of Amish Naturals, Inc.

Date:	July 20, 2008

Dear Sirs,

I, Alexander Man Kit Ngan, hereby resign as a director of Amish Naturals, Inc, effective immediately at the close of business on July 21st, 2008.

Very Truly Yours

/s/ Alexander Man Kit Ngan

Sandy, I will provide you with a signed copy of this by fax and by mail. Thanks Alex